PE 1/17/2014

14005736

NO ACT

Received SEC

MAR 1 1 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-11-14

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 17, 2014

Dear Mr. Dunn:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Zevin Asset Management, LLC on behalf of the Daniel Reisen IRA. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

March 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 17, 2014

The proposal relates to a report.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Zevin Asset Management, LLC submitted the proposal on behalf of the Daniel Reisen IRA, the proponent, and a written statement was provided to JPMorgan Chase verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(e)(2). In this regard, we note that JPMorgan Chase received the proposal prior to the deadline for the receipt of shareholder proposals. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

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Writer's Direct Contact
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MDunn@mofo.com

1934 Act/Rule 14a-8

January 17, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Zevin Asset Management, LLC

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the "***Supporting Statement"***) submitted by Zevin Asset Management, LLC (***"Zevin"*** or the ***"Proponent"***) on December 9, 2013, purportedly on behalf of the Daniel Reisen IRA (***"Reisen"***), from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Sonia Kowal, Director of Socially Responsible Investing, Zevin Asset Management, LLC, via facsimile at (617) 742-6660.

Copies of the Proposal and Supporting Statement, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

I. PROCEDURAL HISTORY

December 9, 2013	Zevin mails via UPS a letter, dated December 9, 2013, to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, the Daniel Reisen IRA, and attaching a copy of the Proposal. The letter provides that Zevin "is a co-filer" for the proposal with the Sisters of St. Francis of Philadelphia, which is the "lead filer." The letter included sufficient evidence of Reisen's share ownership for purposes of Rule 14a-8(f) but contained no evidence of Zevin's share ownership. The letter further states that Zevin has "complete discretion over [Reisen's] shareholding account" but does not provide any evidence regarding Zevin's authority to submit the Proposal on Reisen's behalf. *See* Exhibit A.
December 10, 2013	The day before the deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting, the Company receives the above-described correspondence.
December 19, 2013	After confirming that Zevin was not a shareholder of record, the Company notifies Sonia Kowal of Zevin by letter, dated December 19, 2013, sent via FedEx: (1) its view that Zevin and not Reisen is the proponent of the Proposal; (2) the requirements of Rule 14a-8(b); (3) its view that Zevin's submission failed to meet the requirements of

[1] Other co-sponsors of the Proposal, all of which provided proof of ownership of the Company's shares either with their submission or upon notice from the Company, include the Sisters of St. Francis of Philadelphia, Manhattan Country School, the Community Church of New York, the First Parish in Cambridge, Sisters of Saint Joseph Boston, Benedictine Sisters of Monasterio Pan de Vida, Benedictine Sisters of Mount St. Scholastica, Boston Trust & Investment Management, Congregation of Divine Providence, Inc., and Providence Trust. Correspondence from these co-sponsors is not included in Exhibit A.

	that paragraph of Rule 14a-8; and (4) the requirement that Zevin cure those deficiencies within 14 days of receipt of the Company's notice (the ***"Notice"***). *See* Exhibit B.
December 30, 2013	Ms. Kowal provides, via fax, a written statement from Reisen, which Ms. Kowal described as "authorizing Zevin Asset Management to act on [Reisen's] behalf with respect to the co-filing" of the Proposal. The statement of Reisen, however, is undated and in pertinent part reads as follows: "For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions. It is important to me as a client that this takes place." *See* Exhibit C.
January 3, 2014	The 14-day deadline for responding to the Company's Notice of the eligibility and procedural deficiencies passes without Zevin submitting any proof of its ownership of the Company's securities.

II. SUMMARY OF THE PROPOSAL

On December 10, 2013, the Company received the Proposal and Supporting Statement for inclusion in the Company's 2014 Proxy Materials, requesting that Zevin be a "co-filer" with the Sisters of St. Francis of Philadelphia. The resolved clause of the Proposal reads as follows:

> **Resolved**, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
> 2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
> 3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
> 4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

III. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly exclude the Proponent as a co-sponsor of the Proposal in its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Zevin did not provide sufficient proof of its ownership of the Company's common stock as of the date it submitted the Proposal, as required by Rule 14a-8(b); and
- Rule 14a-8(e)(2), as the statement from Reisen purporting to provide Zevin with the authority to submit the Proposal to the Company on his behalf was provided to the Company (and presumably executed) after the Rule 14a-8(e) deadline.

B. The Proponent May Be Excluded as a Co-Sponsor of the Proposal in Reliance on Rule 14a-8(f), as the Proponent Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

1. Zevin is the proponent of the Proposal

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001).

The December 9, 2013 letter from Zevin states that it is filing the Proposal "on behalf of … the Daniel Reisen IRA." The letter further provides that Zevin "has complete discretion over [Reisen's] shareholding account … which means we have complete discretion to buy or sell investments in [Reisen's] portfolio." The letter, however, was accompanied by no evidence of any kind that Reisen had given Zevin the authority to file the Proposal on his behalf. The letter included adequate evidence of Reisen's share ownership for purposes of Rule 14a-8(f), but contained no evidence of Zevin's share ownership.

As noted above, the December 9, 2013 letter from Zevin was received on December 10, 2013, one day prior to the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals to be eligible for inclusion in the Company's 2014 Proxy Materials. Upon receipt of the Proposal and identification of deficiencies with the submission under Rule 14a-8(b), the Company sent via FedEx the Notice to Ms. Kowal on December 19, 2013, notifying her that the Company had not received by the December 11, 2013 shareholder proposal deadline any evidence that Reisen had authorized Zevin to submit the Proposal on his behalf and, as a result, would treat Zevin as the proponent of the Proposal.[2] The Notice further indicated that, as the proponent, Zevin must provide the Company, within 14 days of receipt of the Notice, sufficient proof of Zevin's ownership of the Company's shares and a representation that it would hold the shares through the 2014 Annual Meeting. *See* Exhibit B.

On December 30, 2013, Ms. Kowal submitted a response to the Notice via fax, which included a cover letter on Zevin letterhead and a signed statement from Reisen, which Ms. Kowal described as "authorizing Zevin Asset Management to act on [Reisen's] behalf." The statement from Reisen reads as follows: "For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions. It is important to me as a client that this takes place." Contrary to Ms. Kowal's assertion, the signed statement plainly does not confer that authority.

Staff Legal Bulletin 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company"*** (emphasis added). Because Zevin did not provide any proof that it had the right to represent Reisen with regard to this Proposal prior to the Rule 14a-8 deadline for submission of shareholder proposals for the 2014 Proxy Materials, the Company received no evidence that the Proposal was, in fact, submitted by any person other than Zevin before that deadline passed. Zevin subsequently provided a written statement from Reisen, asserting that the statement provided authority for Zevin to submit the Proposal on Reisen's behalf. However, the statement provides no such authority. The statement merely states that Reisen is "pleased with the engagement practices of Zevin Asset Management, including ... the filing of shareholder resolutions" and that "[i]t is important to [Reisen] ... that this takes place." Taken on its face, this language suggests that Reisen approves generally of Zevin's practice of submitting shareholder resolutions but gives no indication that he wants Zevin to submit the Proposal to the Company on his behalf and

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2 We note that Zevin's failure to provide any evidence that it was merely acting as a representative with authority to submit a proposal for another person was not a failure that required the Company to provide notice under Rule 14a-8(f). Rule 14a-8(f) requires notice only with regard to eligibility issues described in paragraphs (a) (failure to submit a "proposal"), (b) (failure to show proof of ownership), (c) (submitting more than one proposal), and (d) (submitting a proposal that exceeds 500 words) of Rule 14a-8.

clearly gives Zevin no authority to do so. Further, the written statement is not dated and, given that it was received by the Company on December 30, 2013, it clearly is insufficient as evidence that Reisen authorized the submission of the Proposal on his behalf prior to the Company's December 11, 2013 deadline for shareholder proposals under Rule 14a-8.

Because Zevin has not provided sufficient evidence that it had authority to submit the Proposal, as discussed above, the Company believes it may exclude Zevin as a co-sponsor of the Proposal. Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then attempt to demonstrate such "eligibility" only after the deadline for submitting proposals has passed would undercut the basic underpinning of Rule 14a-8 – that only shareholders are entitled to submit proposals. Non-shareholders are not entitled to submit a proposal and then, after the submission deadline and only after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a *post-hoc* means of salvaging eligibility to submit the proposal.

The written statement by Reisen also fails to mention the Company or the Proposal. In fact, it is addressed "To Whom It May Concern." As noted above, the statement merely states that Reisen is "pleased with the engagement practices of Zevin Asset Management, including … the filing of shareholder resolutions" and that "[i]t is important to [Reisen] … that this takes place." Language that merely expresses support generally for Zevin's submission of shareholder proposals falls significantly short of conferring authority to Zevin to submit a proposal to the Company on Reisen's behalf. In addition, assuming *in arguendo* that the statement provided any authority to Zevin to file shareholder proposals on behalf of Reisen, that authority is generic "proxy" authority for Reisen to submit any shareholder resolutions Zevin desires to any companies in which Reisen holds the requisite shares. The Company believes that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as purportedly provided in Reisen's written statement. The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) (***"Waste Connections v. Chevedden"***). In *Waste Connections v. Chevedden*, the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Accordingly, the written statement of Reisen should not be viewed as providing the requisite authority to Zevin under Rule 14a-8 to submit the Proposal on behalf of Reisen (in addition to the fact that the statement on its face does not provide any authority and the Company did not receive the statement until well after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above).

The Company believes that requiring specific authority to submit a proposal on a shareholder's behalf prior to submission of the proposal and the Rule 14a-8 deadline is supported by Rule 14a-8, Staff guidance on and interpretations thereof, and common practice. Entities or individuals that are not shareholders are not entitled to submit a proposal without appropriate authorization – which is why representatives of shareholders routinely include written authorization from the represented shareholder in the initial submission of a proposal. *See, e.g., The J.M. Smucker Company* (Jun. 22, 2012).

Zevin failed to submit authorization to file the Proposal or provide proof of ownership by a third party until after the Rule 14a-8(e)(2) deadline. Further, Reisen's written statement fails to provide such authority or reference the Company or the Proposal, and appears to have been executed after the Rule 14a-8(e)(2) deadline. Accordingly, the Company believes that Zevin has failed to provide sufficient evidence that it had authorization from Reisen to submit the Proposal on Reisen's behalf prior to the deadline for shareholder proposals under Rule 14a-8. The Company therefore considers Zevin and not Reisen to be the Proponent of the Proposal.

2. Zevin Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent then failed to correct those deficiencies within 14 days of receipt of that notice. As the Company could confirm only that Zevin was not a shareholder of record, it provided a timely notice of deficiency to Zevin (the proponent of the Proposal, as discussed above) under Rule 14a-8(f)(1).

As noted above, the Company received a letter containing the Proposal and Supporting Statement on December 10, 2013, via UPS. Within 14 days of its receipt of the Proposal, the Company gave notice to the Proponent, Zevin, advising Zevin that it had not provided written proof of its eligibility to submit the Proposal. The Company's Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $ 2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Zevin Asset Management is the record owner of sufficient shares to satisfy this requirement";

- An explanation of what Zevin should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of JMPC shares by Zevin Asset Management" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in Staff Legal Bulletin 14F (Oct. 18, 2011), (***"SLB 14F"***) – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx";

- A statement calling Zevin's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and Staff Legal Bulletin 14F.

As of the date of this letter, Zevin has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule

14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted via UPS on December 9, 2013, and received by the Company on December 10, 2013. The Proposal was not accompanied by proof of Zevin's eligibility to submit a proposal. *See* Exhibit A. On December 19, 2013 (a date within 14 days of receipt of the Proposal), the Company properly gave notice to Zevin that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit B. To date, Zevin has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

For the reasons above, the Company believes that Zevin should be deemed the proponent of the Proposal. Because Zevin failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), the Company believes it may properly exclude the Proponent from its 2014 Proxy Materials as a co-sponsor of the Proposal in reliance on Rules 14a-8(b) and (f).

C. Reisen May Be Excluded as a Co-Sponsor of the Proposal in Reliance on Rule 14a-8(e)(2), as No Evidence Was Provided Regarding Zevin's Authority to Submit the Proposal on Behalf of a Shareholder Before the Rule 14a-8(e) Deadline

Should the Staff be of the view that Reisen should be treated as the proponent of the Proposal, it is the Company's view that the Reisen may be properly excluded as a co-sponsor of the Proposal under Rule 14a-8(e) because there is no evidence that Reisen provided Zevin with the authority to submit the Proposal on Reisen's behalf before the Rule 14a-8 deadline for submitting shareholder proposals for the 2014 Proxy Materials.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting..." The proxy statement for the Company's 2013 annual meeting was first sent to shareholders on or about April 10, 2013, as disclosed in that proxy statement. The Company's next annual meeting is scheduled for May 20, 2014. Because the Company held its previous annual meeting on May 21, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the Company's proxy statement released to shareholders in connection with the Company's 2013 annual meeting. In accordance with the guidance set forth in SLB 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

- Release date for the 2013 Proxy Materials: April 10, 2013

- Increase that date by one year: April 10, 2014

- "Day One": April 9, 2014

- "Day 120": December 11, 2013

Pursuant to Rule 14a-5(e), the Company's 2013 proxy statement stated, under the caption "Shareholder proposals and nominations for the 2014 annual meeting – Proxy statement proposals," that shareholder proposals intended to be presented at the Company's 2014 annual meeting and included in the proxy materials for that meeting must be received by the Company no later than December 11, 2013. Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive any evidence that the Proposal was, in fact, submitted on behalf of a shareholder satisfying Rule14a-8(b)'s eligibility requirements until almost three weeks after that deadline (December 30, 2013). Further, the evidence provided on December 30, 2013 was insufficient for purposes of Rule 14a-8(e), as there is no evidence that the written statement purportedly providing authority to Zevin was executed by Reisen before the deadline. As noted above, Staff Legal Bulletin 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (emphasis added). Zevin and Reisen have failed that burden of proof because, among other things, the written statement of authorization was undated and delivered to the Company well after the Rule 14a-8 deadline. The Company believes Zevin is the proponent of the Proposal. If, however, the Staff is of the view that Reisen is the proponent of the Proposal, evidence of Reisen's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline.[3] Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2).

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15, 2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline). Accordingly, the Company believes that it may properly exclude Reisen from being a co-sponsor of the Proposal in Reliance on Rule 14a-8(e)(2), because there is no evidence that Zevin had authorization to submit the proposal on Reisen's behalf before the Rule 14a-8(e) deadline.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly exclude Zevin and Reisen as co-sponsors of the Proposal in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company excludes Zevin and Reisen as co-sponsors of the Proposal in its 2014 Proxy Materials.

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3 As discussed above, the Company also believes that Reisen's written statement is deficient in providing authority to Zevin to file the Proposal because the language of the statement provides no such authority and the statement fails to mention the Proposal or the Company specifically, but rather provided a broad statement in support of Zevin's filing of shareholder proposals. To the extent the Staff believes this written statement provides authority for Zevin to file shareholder proposals on Reisen's behalf, the Company believes such proxy authority is inconsistent with Rule 14a-8.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Sonia Kowal, Director of Socially Responsible Investing,
Zevin Asset Management, LLC
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2013

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Mr. Horan:

Enclosed please find our letter co-filing the lobbying disclosure proposal to be included in the proxy statement of JP Morgan Chase & Co. (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, the Daniel Reisen IRA (the Proponent), who has continuously held, for at least one year of the date hereof, 400 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management is a co-filer for this proposal. The Sisters of St Francis of Philadelphia are the lead filer and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal as required by SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

DEC 10 2013

OFFICE OF THE SECRETARY

JPMorgan Chase - Lobbying

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. We commend JPMorgan for its expanded disclosure of its political spending policy but note its lobbying disclosure is still limited. For example, JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website. These could be large sums channeled through trade associations without the knowledge of shareholders.

JPMorgan is a member of the Chamber of Commerce and SIFMA. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company.

JPMorgan spent over $23 million in 2010, 2011 and 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 351 lobbyists in 24 states between 2003 and 2012 (National Institute on Money in State Politics).

Zevin Asset Management
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2013

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of JP Morgan Chase & Co. from the Daniel Reisen IRA. Zevin Asset Management, LLC is the investment advisor to the Daniel Reisen IRA and co-filed a share holder resolution on the IRA's behalf.

This letter serves as confirmation that the Daniel Reisen IRA is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 9, 2013

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 400 shares of common stock in JP Morgan (JPM) owned by the Daniel Reisen IRA.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of JPM and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Daniel Reisen IRA is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the Daniel Reisen IRA and is planning to co-file a share holder resolution its behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Exhibit B

JPMORGAN CHASE & CO.

December 19, 2013

Anthony J. Horan
Corporate Secretary
Office of the Secretary

VIA OVERNIGHT DELIVERY

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston MA 02108

Dear Ms. Kowal:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 10, 2013, via UPS, from Zevin Asset Management, LLC ("Zevin Asset Management") the shareholder proposal entitled Lobbying Disclosure Report (the "Proposal") for consideration at JPMC's 2014 Annual Meeting of Shareholders. The letter from Zevin Asset Management states that Daniel Reisen is submitting this proposal. However, as of December 11, 2013, we did not receive any correspondence from Daniel Reisen directly nor did we receive any correspondence from you providing evidence that Mr. Reisen has authorized Zevin Asset Management to submit the Proposal on his behalf. We therefore consider Zevin Asset Management to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Zevin Asset Management is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Zevin Asset Management that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted by Zevin Asset Management via UPS on December 9, 2013.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Zevin Asset Management. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 9, 2013), Zevin Asset Management continuously held the requisite number of JPMC shares for at least one year.

- if Zevin Asset Management has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Zevin Asset Management continuously held the required number of shares for the one-year period.

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122   Facsimile 212 270 4240   anthony.horan@chase.com

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 20, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

FAX TRANSMITTAL SHEET

TO:	FROM:
Anthony J Horan	Sonia Kowal
COMPANY: JP Morgan	DATE: 12/30/2013
FAX NUMBER: 212-270-4240	TOTAL NO. OF PAGES INCLUDING COVE[R]: 2

RE: Procedural Deficiencies letter – Zevin/Daniel Reisen

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Dear Mr. Horan,

Please find attached a written statement from Daniel Reisen authorizing Zevin Asset Management to act on his behalf with respect to the co-filing. The letter also includes a statement stating his intention to hold the Company's shares through the date of the annual shareholders meeting. However, Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding accounts at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this email serve as confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the annual meeting.

Regards,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Daniel Reisen

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions. It is important to me as a client that this takes place.

I intend to hold the Company's shares in question through the date of the Company's annual shareholder meeting.

Sincerely,

Daniel Reisen

Daniel Reisen